FIRST                                                       ORGANIZING DIRECTORS
NATIONAL                                              J. Michael "Mickey" Womble
BANK                                                             President & CEO
West Metro                                                 Johnny L. Blankenship
[Logo]                                                   William A. Carruth, Jr.
                                                                Harold T. Echols
                                                                  G. Wayne Kirby
                                                        Claude K. Rainwater, Jr.
                                                             James C. Scott, Jr.



Dear Existing and Potential Shareholders:

I am delighted to report that the stock offering has been a tremendous success! We presently have subscription agreements totaling $12,000,000, of which $10,000,000 has been received. We are planning to open First National Bank West Metro in March or April. I will be sending you information regarding our bank opening festivities shortly.

As you know, in our offering document the maximum amount of stock offered was 1,000,000 shares or $10,000,000. The initial expiration date of the offering was scheduled to be January 31, 2002. Because the demand for our stock has been so great, we have exceeded this maximum. Accordingly, we have decided to increase the maximum allowed under the offering to $12,000,000 and to extend the offering period until February 28, 2002 for purposes of collecting the remaining outstanding subscriptions. Since we have subscriptions totaling the maximum of the stock offering, we will not be soliciting additional subscriptions during this time.

We are so very thankful and encouraged by the support our community has shown and are pleased that we could accommodate the demand for our stock by making these additional shares available. On behalf of your organizing committee, I want to express our appreciation to each of you for your support of our new community bank. We look forward to serving your particular financial service needs. Please call me any time that I might be of assistance.

Sincerely,



/s/ J. Michael Womble
President & CEO



   P.O. Box 705 * Dallas, Georgia 30132 * (770) 505-5107 * Fax (678) 363-8212


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